UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 13, 2026

XCF GLOBAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-42687	33-4582264
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

2500 CityWest Blvd. Suite 150-138 Houston, Texas (Address of principal executive offices)	77042 (Zip Code)

(346) 630-4724

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock	SAFX	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Transactions

As previously disclosed in its Current Report on Form 8-K filed with the Securities and Exchange Commission on January 26, 2026, XCF Global, Inc., a Delaware corporation (the “Company”), entered into a transaction term sheet, dated January 26, 2026, with DevvStream Corp., an Alberta corporation (“DevvStream”), and Southern Energy Renewables Inc., a Louisiana corporation (“Southern”), setting forth the principal terms and conditions of a proposed business combination.

Following the execution of the term sheet, on April 13, 2026, the Company entered into a definitive Business Combination Agreement (as may be amended, supplemented or otherwise modified from time to time, the “BCA” and the transactions contemplated thereby, collectively, the “Transactions”), by and among the Company, DevvStream, Southern, DevvStream Merger Sub Inc., a Delaware corporation and a newly-formed wholly-owned subsidiary of the Company (“DevvStream Merger Sub”), and Southern Merger Sub Inc., a Delaware corporation and a newly-formed wholly-owned subsidiary of the Company (“Southern Merger Sub”). The terms of the Transactions, which contain customary representations and warranties, covenants and closing conditions, are summarized below. The Transactions remain subject to customary closing conditions as well as the other terms, closing conditions and termination events (including failure to timely receive the DevvStream Fairness Opinion and the Company Fairness Opinion) set forth in the BCA. Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the BCA.

Structure of the Transactions

The Transactions are structured as follows:

(a)	prior to the Effective Time of the Mergers, DevvStream will migrate to and domesticate as a Delaware corporation (the “Domestication”);

(b)	at the Effective Time, Southern Merger Sub will merge with and into Southern with Southern surviving the merger as a wholly-owned subsidiary of the Company (the “Southern Merger”), pursuant to which existing equity in Southern will be exchanged for an aggregate number of Company Common Shares equal to the Southern Consideration Shares; and

(a)	at the Effective Time, DevvStream Merger Sub will merge with and into DevvStream with DevvStream surviving the merger as a wholly-owned subsidiary of the Company (the “DevvStream Merger” and, together with the Southern Merger, the “Mergers”), pursuant to which each DevvStream share issued and outstanding immediately prior to the Effective Time (and following the Domestication) will be automatically cancelled and extinguished and converted into the right to receive a number of Company Common Shares equal to the DevvStream Per Share Consideration.

Treatment of DevvStream Equity Awards

Pursuant to the BCA, outstanding DevvStream Warrants, DevvStream Options, DevvStream RSUs, and DevvStream Convertible Notes will be assumed by the Company and automatically converted into equivalent rights exercisable for or convertible into Company Common Shares, with the number of shares and exercise or conversion prices adjusted based on the DevvStream Per Share Consideration.

Proxy Statement and Stockholder Meeting

As promptly as practicable after the execution of the BCA, the Company will prepare and file with the SEC a registration statement on Form S-4 (or other appropriate form) in connection with the registration under the Securities Act of the Company Common Shares to be issued in the Mergers (the “Registration Statement”), which will also contain the proxy statement of the Company and a circular for DevvStream. The Company and DevvStream will convene special meetings of their respective shareholders to consider the Transactions.

Representations, Warranties and Covenants

The BCA contains customary representations and warranties of the Company, DevvStream, Southern, and the Merger Subs relating to, among other things, their ability and authority to enter into the BCA and their capitalization and operations. The parties have also agreed to customary covenants including, without limitation, the operation of their respective businesses during the interim period prior to Closing, requirements regarding alternative transaction proposals, and cooperation in preparing the Registration Statement and obtaining necessary regulatory approvals.

Conditions to Closing

General Conditions

The obligation of the parties to consummate the Mergers is conditioned on, among other things, the satisfaction or waiver of the following mutual conditions: (a) the stockholders of the Company have authorized and adopted the Company Resolutions; (b) the shareholders of DevvStream have passed the DevvStream Resolutions; (c) the absence of any Law or Order that makes the Mergers or the Domestication illegal or otherwise prohibits or enjoins the parties from consummating the same; (d) the parties have received the requisite regulatory approvals; (e) the receipt of applicable stock exchange listing approvals; (f) the Registration Statement shall have been declared effective by the SEC and no stop order shall be in effect; (g) the actions required to establish the post-closing board of directors and executive officers have been taken; (h) the Domestication shall have been completed; and (i) if legally available, dissent rights have not been exercised with respect to more than 3% of the issued and outstanding Company Common Stock or DevvStream Shares. The approval of the Southern Shareholders is not a condition to consummate the Mergers because the Southern Shareholders authorized and approved the Mergers prior to Southern executing the BCA.

Company Conditions to Closing

The obligations of the Company to consummate the Mergers are further conditioned on, among other things, the satisfaction or waiver by the Company of the following conditions: (a) the accuracy of the representations and warranties of Southern and DevvStream contained in the BCA (generally subject to certain customary materiality and Material Adverse Effect qualifiers); (b) the performance by Southern and DevvStream of their respective agreements and covenants, in all material respects, between signing and closing; (c) the absence of a Southern Material Adverse Effect or a DevvStream Material Adverse Effect; (d) Southern shall have caused the Plant Conversion Funding to have occurred; (e) Southern shall have been approved by the State of Louisiana to issue bonds in an aggregate principal amount of at least $400,000,000, with related public announcements having occurred, and completed an engagement with an investment bank to sell the bond offering; (f) the aggregate amount of Southern’s unrestricted cash and cash equivalents plus all Plant Conversion Funding funded to the Company prior to the Effective Time shall equal at least $10,000,000; (g) EEME Energy SPV I LLC shall have beneficial ownership of at least a majority of the outstanding Southern Shares; (h) Southern shall have entered into the SAF Offtake Agreement and one or more European Offtake Agreements; and (i) delivery to the Company of customary officer certificates and FIRPTA tax certificates from Southern and DevvStream.

Southern Conditions to Closing

The obligations of Southern to consummate the Mergers are further conditioned on, among other things, the satisfaction or waiver by Southern of the following conditions: (a) the accuracy of the representations and warranties of the Company, the Merger Subs, and DevvStream contained in the BCA (generally subject to certain customary materiality and Material Adverse Effect qualifiers); (b) the performance by the Company, the Merger Subs, and DevvStream of their respective agreements and covenants, in all material respects, between signing and closing; (c) the absence of a Company Material Adverse Effect, Merger Sub Material Adverse Effect, or DevvStream Material Adverse Effect; (d) the Company shall have entered into the SAF Offtake Agreement and made a public announcement regarding its execution; and (e) delivery to Southern of customary officer certificates from the Company, the Merger Subs, and DevvStream.

DevvStream Conditions to Closing

The obligations of DevvStream to consummate the Mergers are further conditioned on, among other things, the satisfaction or waiver by DevvStream of the following conditions: (a) the accuracy of the representations and warranties of the Company, the Merger Subs, and Southern contained in the BCA (generally subject to certain customary materiality and Material Adverse Effect qualifiers); (b) the performance by the Company, the Merger Subs, and Southern of their respective agreements and covenants, in all material respects, between signing and closing; (c) the absence of a Company Material Adverse Effect, Merger Sub Material Adverse Effect, or Southern Material Adverse Effect; (d) Southern shall have caused the Plant Conversion Funding to have occurred; (e) Southern shall have been approved by the State of Louisiana to issue bonds in an aggregate principal amount of at least $400,000,000, with related public announcements having occurred, and completed an engagement with an investment bank to sell the bond offering; (f) the Company and Southern shall have entered into the SAF Offtake Agreement; (g) Southern shall have entered into one or more European Offtake Agreements; (h) the gross revenue of the Company for its blended fuel product shall exceed $1,000,000,000 on an annualized, go-forward basis by June 30, 2026, and annualized EBITDA shall equal at least $100,000,000; (i) the aggregate amount of Southern’s unrestricted cash and cash equivalents plus certain previously funded cash shall equal at least $10,000,000; (j) EEME Energy SPV I LLC shall have beneficial ownership of at least a majority of the outstanding Southern Shares; and (k) delivery to DevvStream of customary officer certificates from the Company, the Merger Subs, and Southern.

There can be no assurances that the closing conditions will be achieved or waived.

Termination

Termination Generally

The BCA contains certain termination rights, including, among others:

●	termination by mutual written consent of Southern, DevvStream, and the Company;

●	termination by any of Southern, DevvStream, or the Company if: (a) the requisite Company Shareholders fail to approve the Company Resolutions; (b) the requisite DevvStream Shareholders fail to pass the DevvStream Resolutions; (c) Laws or Orders prohibit or enjoin the consummation of the Transactions that have become final and non-appealable; or (d) the Effective Time does not occur on or prior to the ten (10) month anniversary of the date of the BCA (the “Outside Date”), subject to a one-time thirty (30)-day extension upon mutual written agreement;

●	termination by the Company if: (a) Southern or DevvStream has an uncured material breach; (b) prior to the approval by the Company Shareholders of the Mergers, the Company enters into a written agreement with respect to a Superior Proposal; (c) the DevvStream Board changes its recommendation in certain circumstances; (d) there has been a Southern Material Adverse Effect or DevvStream Material Adverse Effect that is not or cannot be cured; or (e) the Company Board and Special Committee do not receive the Company Fairness Opinion within twenty (20) Business Days of the date of the BCA (provided the right is exercised within two Business Days after such period ends);

●	termination by Southern if: (a) the Company, DevvStream, or the Merger Subs have an uncured material breach; (b) the Company Board changes its recommendation in certain circumstances; or (c) the DevvStream Board changes its recommendation in certain circumstances; and

●	termination by DevvStream if: (a) the Company, Southern, or the Merger Subs have an uncured material breach; (b) prior to the approval by the DevvStream Shareholders of the Mergers, DevvStream enters into a written agreement with respect to a Superior Proposal; (c) the Company Board changes its recommendation in certain circumstances; (d) there has been a Company Material Adverse Effect or Southern Material Adverse Effect that is not or cannot be cured; or (e) the DevvStream Board and Special Committee do not receive the DevvStream Fairness Opinion within twenty (20) Business Days of the date of the BCA (provided the right is exercised within two Business Days after such period ends).

Termination Fees

DevvStream will owe a termination fee of $510,000 to the Company if (a) the Company or Southern terminates the BCA due to DevvStream changing its board recommendation, (b) DevvStream terminates the BCA to enter into a Superior Proposal, or (c) within 12 months after termination of the BCA for certain reasons (such as a breach by DevvStream, failure to obtain DevvStream Shareholder Approval, or reaching the Outside Date), DevvStream consummates or enters into a definitive agreement for an Acquisition Proposal that was made known prior to termination.

The Company will owe a termination fee of $510,000 to DevvStream and $1,190,000 to Southern if (a) DevvStream or Southern terminates the BCA due to the Company changing its board recommendation, (b) the Company terminates the BCA to enter into a Superior Proposal, or (c) within 12 months after termination of the BCA for certain reasons (such as a breach by the Company, failure to obtain Company Shareholder Approval, or reaching the Outside Date), the Company consummates or enters into a definitive agreement for an Acquisition Proposal that was made known prior to termination.

The Parties acknowledge that no termination fee shall be owed if either of DevvStream or the Company validly terminate the BCA due to the failure to the DevvStream Fairness Opinion or the Company Fairness Opinion, respectively, as provided in the BCA.

Fees and Expenses

Except as expressly provided in the BCA, each Party will bear its own expenses incurred in connection with the Transactions, whether or not the Transactions are consummated. However, if the BCA is terminated because the requisite DevvStream Shareholder Approval is not obtained, DevvStream is required to reimburse the Company for reasonable, documented expenses up to $170,000. Conversely, if the BCA is terminated because the requisite Company Shareholder Approval is not obtained, the Company is required to reimburse DevvStream for reasonable, documented expenses up to $170,000 and reimburse Southern for reasonable, documented expenses up to $397,000. Transfer Taxes incurred in connection with the Transactions will be paid equally by the Parties.

Support & Lock-Up Agreements

In connection with signing the BCA, (i) the Company, Southern, DevvStream, and the Company Core Securityholders entered into a Company Support & Lock-Up Agreement, (ii) the Company, Southern, DevvStream, and the DevvStream Core Securityholders entered into a DevvStream Support & Lock-Up Agreement, and (iii) the Company, Southern, DevvStream, and the Southern Securityholders entered into a Southern Support & Lock-Up Agreement (collectively, the “Support & Lock-Up Agreements”), each dated April 13, 2026.

Pursuant to the Support & Lock-Up Agreements, the respective securityholders agreed to vote any covered shares held by them in favor of the Transactions and against any competing alternative transactions. Because the Company Core Securityholders and DevvStream Core Securityholders hold a sufficient number of voting shares to approve the Transactions on behalf of the Company and DevvStream, respectively, the requisite shareholder approvals for the Company and DevvStream are ensured, provided that such securityholders comply with their voting obligations under the Support & Lock-Up Agreements. Additionally, the securityholders agreed to certain transfer and lock-up restrictions, subject to customary exceptions for permitted transfers.

Asset Spin

Pursuant to the BCA, the Parties have agreed to use their commercially reasonable efforts to, if mutually desirable, agree on a reasonable structure to spin-out or sell a newly formed, publicly listed holding company shell of DevvStream immediately following the Effective Time on commercially reasonable terms so long as such transaction does not (i) result in any adverse economic, tax, or legal consequences to the Company or Southern, or (ii) cause any material delay in the consummation of the Transactions.

Item 7.01 Regulation FD Disclosure.

On April 14, 2026, the Company issued a press release announcing the execution of the BCA. The press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

Additional Information and Where to Find It

In connection with the proposed transaction, among the Company, DevvStream, and Southern, the Company will prepare and file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 that will contain preliminary proxy statements of the Company and Devvstream that also constitutes a prospectus (the “Proxy Statements/Prospectus”). A proxy statement is expected to be mailed to stockholders of the Company and Devvstream as of the record date to be established for voting on the proposed business combination transaction and other matters as described in the Proxy Statements/Prospectus. The Company, DevvStream, and Southern may also file other documents with the SEC and Canadian securities regulatory authorities regarding the proposed transaction. This communication is not a substitute for any proxy statement, registration statement or prospectus, or any other document that the Company, DevvStream, and Southern (as applicable) may file with the SEC or Canadian securities regulatory authorities in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF THE COMPANY OR DEVVSTREAM ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENTS/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED BY THE COMPANY WITH THE SEC OR CANADIAN SECURITIES REGULATORY AUTHORITIES, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION, WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. The Company’s investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when they become available), as well as other filings containing important information about the Company, DevvStream, Southern, and other parties to the proposed transaction, without charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by (i) the Company will be available free of charge under the tab “Financials” on the “Investor Relations” page of the Company’s website page of the Company’s website at https://xcf.global/investor-relations/financials/sec-filings/ or by contacting the Company’s Investor Relations Department at media@xcf.global and (ii) DevvStream will be available free of charge under the tab “Financials” on the “Investor Relations” page of DevvStream’s website at www.devvstream.com/investors/or by contacting DevvStream’s Investor Relations Department at ir@devvstream.com.

Participants in the Solicitation

The Company, DevvStream, Southern, EEME and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the proposed transaction. Information regarding the directors and executive officers of (i) the Company is contained in the Company’s Current Report on Form 8-K/A, filed with the SEC on October 31, 2025, its Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on March 31, 2026, and in other documents subsequently filed with the SEC and (ii) Devvstream is contained in DevvStream’s proxy statement for its 2025 annual meeting of stockholders, filed with the SEC on November 18, 2025. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus and other relevant materials filed with the SEC (when they become available). These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act that involve substantial risks and uncertainties, including statements regarding the proposed transactions contemplated by the business combination agreement, the anticipated structure, timing and conditions of the proposed transaction, the anticipated completion of the plant conversion, the achievement of specified financial and operational milestones (including annualized blended fuel product revenues in excess of $1.0 billion and minimum annualized EBITDA of $100 million), the anticipated issuance of state-supported bonds by Southern, the valuation the parties are aiming to achieve. All statements, other than statements of historical facts, are forward-looking statements, including: statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction; legal, economic, and regulatory conditions; and any assumptions underlying any of the foregoing. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “aim,” “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “plan,” “could,” “would,” “project,” “predict,” “continue,” “target,” or the negatives of these words or other similar terms or expressions that concern the Company’s, DevvStream’s, or Southern’s expectations, strategy, priorities, plans, or intentions. Forward-looking statements are based upon current plans, estimates, expectations, and assumptions that are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those expressed or implied by such forward-looking statements. We can give no assurance that such plans, estimates, or expectations will be achieved, and therefore, actual results may differ materially from any plans, estimates, or expectations in such forward-looking statements.

Forward-looking statements are based on current expectations, estimates, assumptions and projections and involve known and unknown risks and uncertainties that may cause actual results, developments or outcomes to differ materially from those expressed or implied by such statements. Important factors that could cause actual results, developments or outcomes to differ materially include, among others: (1) changes in domestic and foreign business, market, financial, political, regulatory and legal conditions; (2) the risk that the plant conversion is delayed, not completed on the anticipated timeline, or requires additional capital beyond current expectations; (3) the risk that the Company is unable to achieve the specified annualized revenue and EBITDA thresholds, which depend in significant part on the Company’s business performance, operating results, market demand, execution capabilities, and other factors; (4) the risk that Southern does not receive authorization to issue up to $400 million of bonds, that such bonds are delayed, issued on less favorable terms, or not issued at all; (5) the risk that the Company is unable to obtain or maintain compliance with applicable Nasdaq continued listing standards, including regaining compliance with $1.00 minimum bid price requirement, which could result in delisting if compliance is not regained within applicable cure periods; (6) the inability to satisfy or waive the closing conditions contemplated by the business combination agreement; (7) the occurrence of events, changes or other circumstances that could give rise to the termination of the business combination agreement, or that could result in disputes or litigation relating to the interpretation, enforceability or performance of the business combination agreement; (8) the outcome of any legal proceedings that may be instituted against the Company, DevvStream, Southern, EEME or their respective affiliates, which could be costly, time-consuming, divert management attention and adversely affect liquidity or financial condition; (9) uncertainty with respect to the scope, timing or completion of due diligence by any party and each party’s satisfaction therewith; (10) uncertainty regarding valuations, capital structure, financing arrangements, equity ownership, or the allocation of economic interests contemplated by the business combination agreement, including the risk that, in the event the proposed transaction closes, the parties may never achieve their aim of creating a $3.0 billion combined enterprise (as of the date hereof this statement only represents an objective that the parties intend to achieve on a future date and such objective has not in the past and may never in the future be achieved); (11) changes to the structure, timing or terms of any proposed transaction that may be required or deemed appropriate as a result of applicable laws, regulations, accounting considerations, stock exchange requirements or regulatory guidance; (12) the risk that required regulatory, governmental, stock exchange or shareholder approvals are not obtained, are delayed or are subject to conditions that could adversely affect the parties or the expected benefits of any contemplated transaction; (13) the risk that the announcement of the business combination agreement or the pursuit of the contemplated transactions disrupts current plans, operations or relationships of the Company , Devvstream or Southern; (14) the risk that anticipated benefits of any contemplated transaction are not realized due to competition, execution challenges, market conditions, or the inability to grow and manage operations profitably; (15) costs, expenses and management distraction associated with the potential litigation and any contemplated transactions; (16) changes in applicable laws, regulations or enforcement priorities, including extensive regulation and compliance obligations applicable to the parties’ businesses; and (17) other economic, business, competitive, operational or financial factors beyond management’s control, including those set forth in (i) the Company’s filings with the SEC, including the final proxy statement/prospectus relating to the Business Combination filed with the SEC on February 6, 2025, this Press Release and other filings the Company made or will make with the SEC in the future and (ii) DevvStream’s Form 10-K for the fiscal year ended July 31, 2025, filed with the SEC on November 6, 2025, and subsequent reports filed with SEC and Canadian securities regulatory authorities available on DevvStream’s profile at www.sedarplus.ca.

Although the business combination agreement is binding on the parties, it does not obligate the parties to consummate the proposed transaction. The consummation of the proposed transaction remains subject to the satisfaction or waiver of applicable closing conditions, and the business combination agreement may be terminated in accordance with its terms. There can be no assurance that the proposed transaction will be consummated on the terms described herein or at all. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof and are not guarantees of future performance or outcomes.

Any forward-looking statements speak only as of the date of this Current report on Form 8-K. Neither the Company, DevvStream, Southern or EEME undertakes any obligation to update any forward-looking statements, whether as a result of new information or developments, future events, or otherwise, except as required by law. Neither future distribution of this Current report on Form 8-K nor the continued availability of this Current report on Form 8-K in archive form on DevvStream’s website at www.devvstream.com/investors/ or the Company’s website at www.xcf.global/investor-relations should be deemed to constitute an update or re-affirmation of these statements as of any future date.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit No.	Description
2.1	Business Combination Agreement, dated as of April 13, 2026, by and among the Company, DevvStream Corp., Southern Energy Renewables Inc., DevvStream Merger Sub Inc., and Southern Merger Sub Inc.*
10.1	Form of Company Support & Lock-Up Agreement.
10.2	Form of DevvStream Support & Lock-Up Agreement.
10.3	Form of Southern Support & Lock-Up Agreement
99.1	Press Release, dated April 14, 2026.
104	Cover page Interactive Data File (embedded in the cover page formatted in Inline XBRL)

* Certain schedules, annexes and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish copies of any such schedules, annexes and exhibits to the U.S. Securities and Exchange Commission upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 14, 2026
XCF GLOBAL, INC.

	By:	/s/ Chris Cooper
	Name:	Chris Cooper
	Title:	Chief Executive Officer